UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

Lawson Products, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

520776105

(CUSIP Number)

Jacob D. Smith

Principal, General Counsel & CCO

Luther King Capital Management Corporation

301 Commerce Street, Suite 1600

Fort Worth, Texas 76102

(817) 332-3235

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who response to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 520776105	Page 2 of 21

1.	Name of Reporting Persons. LKCM Private Discipline Master Fund, SPC / PDLP Lawson, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Cayman Islands / Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,699,871
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,699,871
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,699,871
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 520776105	Page 3 of 21

1.	Name of Reporting Persons. LKCM Investment Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 250,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 4 of 21

1.	Name of Reporting Persons. LKCM Micro-Cap Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,827
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,827
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,827
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 5 of 21

1.	Name of Reporting Persons. LKCM Core Discipline, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,490
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,490
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,490
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 6 of 21

1.	Name of Reporting Persons. LKCM Headwater Investments II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 592,326
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 592,326
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 592,326
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 7 of 21

1.	Name of Reporting Persons. LKCM Headwater II Sidecar Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 8 of 21

1.	Name of Reporting Persons. LKCM Headwater Investments III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 9 of 21

1.	Name of Reporting Persons. 301 HW Opus Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 520776105	Page 10 of 21

1.	Name of Reporting Persons. LKCM TE Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 520776105	Page 11 of 21

1.	Name of Reporting Persons. Headwater Lawson Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,761,494
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,761,494
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,761,494
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 520776105	Page 12 of 21

1.	Name of Reporting Persons. Luther King Capital Management Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,343,508
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,343,508
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,343,508
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 520776105	Page 13 of 21

1.	Name of Reporting Persons. J. Luther King, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,343,508
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,343,508
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,343,508
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 520776105	Page 14 of 21

1.	Name of Reporting Persons. J. Bryan King
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,098,056
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,098,056
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,098,056
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 45.0%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 22 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the Common Stock, par value $1.00 per share (“Common Stock”), of Lawson Products, Inc. (the “Issuer”). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims membership in a “group” under the Securities Exchange Act of 1934 with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is a member of such a group. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934 or for any other purpose.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) The names of the persons filing this Schedule 13D are LKCM Private Discipline Master Fund, SPC, a Cayman Islands segregated portfolio company (“Master Fund”), PDLP Lawson, LLC (“PDP”), a Texas limited liability company and special purpose vehicle wholly-owned by Master Fund, LKCM Investment Partnership, L.P., a Texas limited partnership (“LIP”), LKCM Headwater Investments II, L.P., a Delaware limited partnership (“HW2”), LKCM Headwater II Sidecar Partnership, L.P., a Delaware limited partnership (“Sidecar”), LKCM Micro-Cap Partnership, L.P., a Delaware limited partnership (“Micro”), LKCM Core Discipline, L.P., a Delaware limited partnership (“Core”), Headwater Lawson Investors, LLC, a Delaware limited liability company (“HLI”), LKCM Headwater Investments III, L.P., a Delaware limited partnership (“HW3”), 301 HW Opus Investors, LLC, a Delaware limited liability company (“Gexpro Investors”), LKCM TE Investors, LLC, a Delaware limited liability company (“TestEquity Investors”), Luther King Capital Management Corporation, a Delaware corporation (“LKCM”), J. Luther King, Jr. and J. Bryan King. Master Fund, PDP, LIP, HW2, Sidecar, Micro, Core, HLI, HW3, Gexpro Investors, TestEquity Investors, LKCM, J. Luther King, Jr. and J. Bryan King are collectively referred to herein as the “Reporting Persons.”

(b) The principal business address of Master Fund is c/o Five Continents Financial Limited, 4th Floor, Anderson Square, 64 Shedden Road, P.O. Box 10324, Grand Cayman KY1-1003, and the principal business address of the other Reporting Persons is 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102.

(c) LKCM Private Discipline Management, L.P., a Delaware limited partnership (“PD Management”), is the sole holder of the management shares of Master Fund, and LKCM Alternative Management, LLC, a Delaware limited liability company (“Alternative”) is the general partner of PD Management. PDP is a special purpose vehicle wholly-owned by Master Fund. LKCM Investment Partnership GP, LLC, a Texas limited liability company (“LIP GP”), is the general partner of LIP. LKCM Headwater Investments II GP, L.P., a Delaware limited partnership (“HW2 GP”), is the general partner of HW2. LKCM Headwater II Sidecar Partnership GP, L.P., a Delaware limited partnership (“Sidecar GP”), is the general partner of Sidecar. LKCM Headwater Investments III GP, L.P., a Delaware limited partnership, is the general partner of HW3. HLI is a special purpose vehicle wholly-owned by HW2 and Sidecar. LKCM Micro-Cap Management, L.P., a Delaware limited partnership (“Micro GP”), is the general partner of Micro, and Alternative is the general partner of Micro GP. LKCM Core Discipline Management, L.P., a Delaware limited partnership (“Core GP”), is the general partner of Core, and Alternative is the general partner of Core GP. LKCM Capital Group GP, LLC, a Delaware limited liability company (“Capital Group”), holds all of the outstanding membership interests of Alternative. HW3 is a controlling member of Gexpro Investors. HW2 and Sidecar are controlling members of TestEquity Investors. LKCM serves as the investment manager for Master Fund, PDP, LIP, HW2, Sidecar, HW3, Micro, Core, and HLI. J. Luther King, Jr. is a controlling shareholder of LKCM and a controlling member of LIP GP. J. Bryan King is a controlling member of HW2 GP, Sidecar GP, HW3 GP and Capital Group and the President of HLI. J. Luther King, Jr. and J. Bryan King are controlling members of Alternative. The principal business of Master Fund, PDP, LIP, HW2, Sidecar, HW3, Micro, Core and HLI is purchasing, holding and selling securities for investment purposes, the principal business of Gexpro Investors and TestEquity Investors is industrial distribution and activities related thereto, and the principal business of the other Reporting Persons is investment management.

(d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Master Fund is organized under the laws of the Cayman Islands. PDP and LIP are organized under the laws of Texas. HW2, Sidecar, HW3, Micro, Core, HLI, Gexpro Investors, TestEquity Investors, and LKCM are organized under the laws of Delaware. J. Luther King, Jr. and J. Bryan King are citizens of the United States.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

TestEquity Merger

On December 29, 2021, TestEquity Investors, TestEquity Acquisition, LLC, a Delaware limited liability company and wholly-owned subsidiary of TestEquity Investors (“TestEquity Sub”), the Issuer, and Tide Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Tide Sub”), entered into an Agreement and Plan of Merger (the “TestEquity Merger Agreement”), pursuant to the terms and subject to the conditions of which Tide Sub will merge with and into TestEquity Sub (the “TestEquity Merger”), with TestEquity Sub continuing as the surviving company and a wholly-owned subsidiary of the Issuer.

Under the terms and provisions of the TestEquity Merger Agreement, (i) TestEquity Investors will receive 3,300,000 shares of Common Stock upon closing of the transactions contemplated by the TestEquity Merger Agreement, and (ii) TestEquity Investors will be eligible to receive an additional 700,000 shares of Common Stock upon satisfaction of certain conditions set forth in the TestEquity Merger Agreement. The TestEquity Merger Agreement further provides that, at the closing of the TestEquity Merger, the Issuer will, on behalf of TestEquity Sub, pay certain specified payoff indebtedness and transaction expenses of TestEquity Sub. The consummation of the TestEquity Merger is subject to certain closing conditions as further described in the TestEquity Merger Agreement, including, without limitation, receipt of all applicable regulatory approvals and applicable approvals of stockholders of the Issuer. The TestEquity Merger Agreement further provides that in the event the TestEquity Merger Agreement is terminated under certain circumstances set forth in the TestEquity Merger Agreement, the Issuer will pay TestEquity Sub an amount equal to $4,000,000.

The foregoing description of the TestEquity Merger Agreement and the TestEquity Merger is qualified in its entirety by reference to the terms and provisions of the TestEquity Merger Agreement, which is filed as Exhibit 2 to this Schedule 13D.

Gexpro Services Merger

On December 29, 2021, Gexpro Investors, 301 HW Opus Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Gexpro Investors (“Gexpro Sub”), the Issuer, and Gulf Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Gulf Sub”), entered into an Agreement and Plan of Merger (the “Gexpro Merger Agreement,” and together with the TestEquity Merger Agreement, the “Merger Agreements”), pursuant to the terms and subject to the conditions of which Gulf Sub will merge with and into Gexpro Sub (the “Gexpro Merger,” and together with the TestEquity Merger, the “Mergers”), with Gexpro Sub continuing as the surviving company and a wholly-owned subsidiary of the Issuer.

Under the terms and provisions of the Gexpro Merger Agreement, (i) Gexpro Investors will receive 7,000,000 shares of Common Stock upon closing of the transactions contemplated by the Gexpro Merger Agreement, and (ii) Gexpro Investors will be eligible to receive an additional 1,000,000 shares of Common Stock upon satisfaction of certain conditions set forth in the Gexpro Merger Agreement. The Gexpro Merger Agreement further provides that, at the closing of the Gexpro Merger, the Issuer will, on behalf of Gexpro Sub, pay certain specified payoff indebtedness and transaction expenses of Gexpro Sub. The consummation of the Gexpro Merger is subject to certain closing conditions as further described in the Gexpro Merger Agreement, including, without limitation, receipt of all applicable regulatory approvals and applicable approvals of stockholders of the Issuer. The Gexpro Merger Agreement further provides that in the event the Gexpro Merger Agreement is terminated under certain circumstances set forth in the Gexpro Merger Agreement, the Issuer will pay Gexpro Sub an amount equal to $6,000,000.

The foregoing description of the Gexpro Merger Agreement and the Gexpro Merger is qualified in its entirety by reference to the terms and provisions of the Gexpro Merger Agreement, which is filed as Exhibit 3 to this Schedule 13D.

Voting Agreement

On December 29, 2021, LKCM and the Issuer entered into a Voting Agreement (the “Voting Agreement”) in connection with the Mergers, pursuant to which LKCM and the Issuer agreed, among other things, that LKCM will vote or cause to be voted all securities of the Issuer beneficially owned by LKCM and the other Reporting Persons (i) in favor of the Merger Agreements and the Mergers and (ii) against any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the consummation of the Mergers.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the terms and provisions of the Voting Agreement, which is filed as Exhibit 4 to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 4,343,508 shares of Common Stock (which represents approximately 47.7% of the outstanding Common Stock based upon information obtained from the Issuer).

(b)

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
PDP	1,699,871	0	1,699,871	0
LIP	250,000	0	250,000	0
HW2	592,326	0	592,326	0
Sidecar	0	0	0	0
HWLI	1,761,494	0	1,761,494	0
HW3	0	0	0	0
Gexpro Investors	0	0	0	0
TestEquity Investors	0	0	0	0
Micro	26,827	0	26,827	0
Core	10,490	0	10,490	0
LKCM	4,343,508	0	4,343,508	0
J. Luther King, Jr.	4,343,508	0	4,343,508	0
J. Bryan King	4,098,056	0	4,098,056	0

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided by the Reporting Persons in response to Item 4 is hereby incorporated by reference in response to this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated January 4, 2022, by and among the Reporting Persons

Exhibit 2	Agreement and Plan of Merger, dated as of December 29, 2021, by and among LKCM TE Investors, LLC, TestEquity Acquisition, LLC, the Issuer and Tide Sub, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on January 4, 2022)

Exhibit 3	Agreement and Plan of Merger, dated as of December 29, 2021, by and among 301 HW Opus Investors, LLC, 301 HW Opus Holdings, Inc., the Issuer and Gulf Sub, Inc. (incorporated by reference to Exhibit 2.2 to the Issuer’s Form 8-K filed with the SEC on January 4, 2022)

Exhibit 4	Voting Agreement, dated as of December 29, 2021, by and between LKCM and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on January 4, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2022

LKCM Private Discipline Master Fund, SPC

By:	LKCM Private Discipline Management, L.P., sole holder of its management shares

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

PDLP Lawson, LLC

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Investment Partnership, L.P.

By:	LKCM Investment Partnership GP, LLC, its general partner

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

LKCM Headwater Investments II, L.P.

By:	LKCM Headwater Investments II GP, L.P., its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Headwater II Sidecar Partnership, L.P.

By:	LKCM Headwater II Sidecar Partnership GP, L.P., its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Headwater Investments III, L.P.

By:	LKCM Headwater Investments III GP, L.P., its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

301 HW Opus Investors, LLC

By:	/s/ Jacob D. Smith
Jacob D. Smith, Vice President

LKCM TE Investors, LLC

By:	/s/ Jacob D. Smith
Jacob D. Smith, Vice President

LKCM Micro-Cap Partnership, L.P.

By:	LKCM Micro-Cap Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Core Discipline, L.P.

By:	LKCM Core Discipline Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

Headwater Lawson Investors, LLC

By:	/s/ J. Bryan King
J. Bryan King, President

Luther King Capital Management Corporation

By:	/s/ J. Bryan King
J. Bryan King, Principal and Vice President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.